PILLSBURY WINTHROP SHAW PITTMAN LLP
2300 N Street, N.W.
Washington, D.C. 20037-1128
Tel 202.663.8000
Fax 202.663.8007
www.pillsburylaw.com
Sylvia M. Mahaffey
202.663.8027
August 5, 2005
By Facsimile
Linda Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crescent Real Estate Equities Limited Partnership Form 10-K (File No. 333-42293) for Year Ended December 31, 2004 Request to Extend Date for Response to Staff Comments
Dear Ms. Van Doorn:
     This letter is being submitted on behalf of Crescent Real Estate Equities Limited Partnership (the “Partnership”) in response to the Staff’s letter of July 26, 2005 to the Partnership relating to the Partnership’s Form 10-K for the year ended December 31, 2004.
     In the July 26 letter, you requested that the Partnership either respond to the comments contained in the letter within 10 business days from the date of the letter (or August 9) or provide the date on which the Partnership will respond. The purpose of this letter is to request an extension of the date by which the Partnership is to respond.
     The Partnership is the operating partnership of Crescent Real Estate Equities Company (the “Company”), a public real estate investment trust. At the time that the Partnership received the letter, both the Partnership and the Company were (and continue to be) in the process of preparing their Forms 10-Q for the quarter ended June 30, 2005. The comments in the July 26 letter affect both the Company and the Partnership, and the officers and other employees who have responsibility for preparation of their Forms 10-Q are the same people that have responsibility for addressing the comments contained in the July 26 letter.
     For these reasons, the Partnership respectfully requests a one-week extension of the deadline for submitting its response to the July 26 letter from August 9, 2005 to August 16, 2005.
     Please let me know if you need any additional information in order to respond to this request. I can be reached by telephone at 202.663.8027, by facsimile at 202.663.8028 (or 202.663.8007), or by e-mail at sylvia.mahaffey@pillsburylaw.com.
     Thank you very much for your prompt attention to this matter.
Sincerely,
/s/Sylvia M. Mahaffey
Sylvia M. Mahaffey

cc:	Yolanda Crittendon, Staff Accountant Jerry R. Crenshaw, Chief Financial Officer Suzanne Stevens, Controller